August 5, 2011

Laura E. Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           FQF Trust; File Nos. 333-173167 and 811-22540

Dear Ms. Hatch:

This letter responds to your comments, discussed in our telephone conversation on June 9, 2011, regarding your review of Pre-Effective Amendment No. 1 to the registration statement on Form N-1A for FQF Trust (the “Registrant”) filed on May 26, 2011 to register seven exchange-traded funds (the “Funds”) under the Investment Company Act of 1940 and to register their shares under the Securities Act of 1933 (Accession Number 0001144204-11-032658).

Prospectus

1.           On page 11, in the principal risks for QuantShares U.S. Market Neutral Beta Fund, under “Beta Risk,” please consider adding a statement that the net asset value of the Fund may be more volatile since it will have long exposure to more volatile stocks and short exposure to less volatile stocks.

RESPONSE:  Registrant has revised the disclosure to add a statement that the net asset value of the Fund may be more volatile than the universe since it will have long exposure to the most volatile stocks in the universe and short exposure to the least volatile stocks in the universe consistent with the Staff’s comment.  In addition, a similar statement has been added to Anti-Beta Risk in the principal risks of QuantShares U.S. Market Neutral Anti-Beta Fund because it should have the same volatility as QuantShares U.S. Market Neutral Beta Fund.

2.           On page 29, in the third paragraph under the heading “More Information About Fees and Expenses,” please confirm that it is accurate that the Fund will receive income in connection with a short sale.  If it is accurate, please explain how the Fund will receive income in connection with a short sale.

RESPONSE:  Registrant confirms that the statement is accurate and has revised the disclosure to clarify that the Fund may receive interest income from the investment of cash collateral received in connection with a short sale.

Laura E. Hatch
August 5, 2011

3.           On page 29, in the fifth paragraph under the heading “More Information About Fees and Expenses,” please delete the last sentence or revise it to state that the total annual operating expenses exclude dividend, interest and brokerage expenses for short positions.

RESPONSE:  Registrant has deleted the sentence consistent with the Staff’s comment.

4.           For the additional fee tables on pages 29-31, please include either only the final line item in each fee table and delete the remainder of each table or a statement preceding the fee tables explaining that the presentation of these fee tables is inconsistent with the requirements of Form N-1A along with a cross-reference, with page numbers, indicating where fee tables consistent with the requirements for Form N-1A may be found.

RESPONSE:  Registrant has revised the additional fee tables so that only the final line item in each fee table appears and the remainder of each fee table is deleted.

5.           On page 32, under the heading “More Information About the Funds’ Investment Objectives,” please include disclosure that 60 days notice will be provided before any change to a Fund’s investment objective.

RESPONSE:  Registrant has revised the disclosure to indicate that at least 60 days’ prior notice will be provided before any changes to a Fund’s investment objective consistent with the Staff’s comment.

6.           On page 35, under “Swap Agreements,” it states that each Fund expects to use swap agreements.  Please confirm that this statement is consistent with the statements about the use of swaps agreements in the principal investment strategies for each Fund.

RESPONSE:  Registrant has revised the disclosure in each Fund’s principal investment strategies to make it consistent with the statement on page 35 regarding the expected usage of swap agreements.

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If you have any questions about these responses, please call me at 202-778-9475.

Sincerely,

/s/Stacy L. Fuller
Stacy L. Fuller

cc:	Kishore Karunakaran FFCM LLC Franklin Na K&L Gates LLP